N E W S   R E L E A S E

OzEmail Announces Further Infrastructure Investment
Confirms purchase of Powerup Pty Limited

FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney, Australia - (+61 2) 9433 2498
Todd Friedman - San Francisco, United States - (415) 439 4514

Sydney, Australia, September 14, 1998 - OzEmail Limited ("the Company", Nasdaq:
OZEMY, ASX: OZM), the leading provider of comprehensive Internet services in Australasia, announced an additional investment in the Southern Cross Cable Consortium to acquire fibre capacity between the United States, New Zealand and Australia.

Trans-Pacific capacity is a major cost for Internet service providers in Australia with most paying at least 16 cents per megabyte for their international traffic. "The acquisition of this additional capacity we are announcing today is in order to meet our projections for significant growth in the Australian market over the next decade," said Sean Howard, Chief Executive Officer of OzEmail.

The Southern Cross Cable agreement provides for capacity of 3.5 T3s (approx 150Mbps) in the first four years following the ready-for-service date, growing to 10.5 T3s (approx 450Mbps) thereafter. Southern Cross ("SC"), a wholly-owned New Zealand subsidiary of Southern Cross Bermuda, is entering into agreements for the supply of a cable link between Australia and the United States via New Zealand. SC is a consortium of telecommunications companies including Worldcom, Optus and Telecom NZ. This announcement is additional to last April's agreement to acquire 45Mbps of capacity and the pre-payment of US$2.217m. The Company will make an additional payment of US$3.78m prior to 28 February 1999 as part of the new agreement, and at the ready-for-service date, anticipated to be during the year 2000, will make a one-off payment of US$35.3m covering the use of the cable for a period of 15 years.

"This represents a commitment to the future growth of our business and the Internet in Australia, said Mr Howard. "One of our business' greatest assets will be our ability to manage rapid growth and to guarantee supply to our customers: Southern Cross Cable allows us to plan with confidence." The Company today also advised of the completion of the purchase of 55% of the issued capital of Powerup Pty Ltd, the leading Queensland ISP with 19,200 active subscribers, announced on May 13 this year. The purchase consideration was 378,790 ordinary shares and cash of A$666,666. The business also includes the web-hosting service Web Central, which currently houses over 3300 corporate sites.

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 11, 1998 and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.

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Michael Ward
Vice President Corporate Relations
OzEmail Ltd

p  612 9433 2498
f  612 9906 5222
e  relate@ozemail.com.au
m  0411 53 3000
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